Leonid Topper, MD
5 Holiday Drive, Morris Plains, NJ 07850
Tel: 718-909-4319 t E-mail: ltopper@gmail.com

Mr. Leonid Pushkantser
Chief Executive Officer
BAETA Corp.
1 Bridge Plaza Suite 275
Fort Lee, NJ 07024
(201) 471-0988

January 18, 2011

Dear Mr. Pushkantser:

I am writing to formally notify you that I am resigning from my position as Chief Medical Officer with Baeta Corp. My last day of employment will be March 1st, 2011, as per the responsibilities under the terms of my employment contract.

I appreciate the opportunities I have been given at Baeta Corp.  I wish you and the company success in the future.

Sincerely,

/s/ Leonid Topper, MD

Leonid Topper, MD